EXHIBIT 12
CATERPILLAR INC., CONSOLIDATED SUBSIDIARY COMPANIES, AND 50%-OWNED UNCONSOLIDATED AFFILIATED COMPANIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Millions of dollars) YEARS ENDED DECEMBER 31,
	2004	2003	2002	2001	2000

Profit	$2,035	$1,099	$798	$805	$1,053
Add:
Provision for income taxes	699	384	314	359	439

Profit before taxes	2,734	1,483	1,112	1,164	1,492
Fixed charges:
Interest and other costs related to borrowed funds(1)	753	720	805	948	988
Rentals at computed interest factors(2)	92	82	81	86	90

Total fixed charges:	845	802	886	1,034	1,078

Profit before provision for income taxes and fixed charges	$3,579	$2,285	$1,998	$2,198	$2,570

Ratio of profit to fixed charges	4.2	2.9	2.3	2.1	2.4
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(1) Interest expense as reported in Consolidated Results of Operations plus the Company's proportionate share of 50 percent-owned unconsolidated affiliated companies' interest expense.
(2) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.